SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: November/December 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1 Transaction in Own Shares
Enclosure 2 Transaction in Own Shares
Enclosure 3 Total Voting Rights
Enclosure 4 Additional directorship held by a current director
Enclosure 5 Transaction in Own Shares
Enclosure 6 Nick Rose to join BT Board
Enclosure 7 Nick Rose Director Declaration
Enclosure 8 Transaction in Own Shares
Enclosure 9 Transaction in Own Shares
Enclosure 10 Transaction in Own Shares
Enclosure 11 Total Voting Rights

Enclosure 1

Tuesday 16 November 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 7,776 ordinary shares at a minimum price of 68 pence per share and a maximum price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,634,347 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,592,682

The above figure (7,759,592,682) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 30 November 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 10,854 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,623,493 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,603,536

The above figure (7,759,603,536) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 30 November 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 November 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 391,623,493 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,759,603,536.

The above figure (7,759,603,536) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 4

                                                                                                                                               BT Group plc                                                                                                        1 December 2010

Notification under Listing Rule 9.6.14
Details of an additional directorship held by a current director.

1. Gavin Patterson is a current executive director of BT Group plc and Chief Executive of BT Retail.

2. Gavin Patterson has been appointed a non-executive director of British Airways plc, with effect from 1 February 2011.

Contact for queries:
Name: Anna Watch
Address: pp A9, BT Centre, 81 Newgate St, EC1A 7AJ
Date of Notification: 1 December 2010

= ends =

Enclosure 5

Tuesday 14 December 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 6,288 ordinary shares at a price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,617,205 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,609,824

The above figure (7,759,609,824) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

16 December 2010

NICK ROSE TO JOIN BT BOARD

Nick Rose, the outgoing Group Finance Director of Diageo plc, is to join the BT Board as a non-executive director.  His appointment takes effect from January 1 2011.

Nick began his career with the Ford Motor Company, where he enjoyed a number of international assignments in America and elsewhere, before returning to the UK to join Grand Met.  He was one of the architects behind the creation of Diageo following the merger between Grand Met and Guinness.  He joined the Diageo Board upon becoming Group Finance Director eleven years ago, in 1999.  Nick will strengthen BT's capability in the assessment of audit and risk issues.

Welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "Nick has an outstanding track record of innovation and delivery.  His knowledge and experience will prove a tremendous asset to the Board in helping us build a better future for all our stakeholders."

Nick Rose added: "BT has transformed itself over the last couple of years, so it's a very exciting time to be joining the Board.  I am very much looking forward to being part of the journey ahead."

Nick Rose biography
Nick Rose was appointed to the position of chief financial officer of Diageo plc, the world's leading premium drinks business on 1 July 1999 and, within that remit, he was responsible for global supply, global procurement, group strategy and global IS.  He will retire from Diageo on 31 December 2010.

Nick joined GrandMet in June 1992, initially as group treasurer, and progressed through a number of roles to his Board level position.

Earlier in his career, Nick spent eleven years with Ford Finance in many different roles with a number of international assignments.

Nick was appointed as a non-executive director of BAE Systems plc in February 2010 and previous non-executive roles have included Möet Hennessy SNC and Scottish Power plc.

In his role as CFO Nick was a member of the main committee of the 100 Group of CFO's and is a founding patron of SITraN (The Sheffield Institute for Translational Neuroscience).

Nick was born in October 1957, educated at Oxford and is married with three children.

 Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure 7

Monday 20 December 2010

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Nick Rose, whose appointment as a director of BT Group plc was reported on 16 December 2010:

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
Diageo plc Scottish Power plc	1 July 1999 27 February 2003	14 October 2010* 23 April 2007

BAE Systems plc	8 February 2010

* Mr Rose will leave Diageo plc on 31 December 2010.

Mr Rose has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 8

Tuesday 21 December 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 575,434 ordinary shares at a minimum price of Nil pence per share and a maximum price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,041,771 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,760,185,258

The above figure (7,760,185,258) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Wednesday 29 December 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 227,585 ordinary shares at a minimum price of 171 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,814,186 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,760,412,843

The above figure (7,760,412,843) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

Wednesday 29 December 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 227,585 ordinary shares at a minimum price of 171 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,814,186 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,760,412,843

The above figure (7,760,412,843) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

Friday 31 December 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 December 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 390,814,186 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,760,412,843.

The above figure (7,760,412,843) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 04 January 2011